March 27, 2025

Robert Karnes
President
BlackRock Monticello Debt Real Estate Investment Trust
50 Hudson Yards
New York, NY 10001

       Re: BlackRock Monticello Debt Real Estate Investment Trust
           Amendment No. 2 to Registration Statement on Form 10-12G Filed March 14, 2025
           File No. 000-56720
Dear Robert Karnes:

       We have reviewed your amended filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amended Registration Statement on Form 10
Investment Company Act Considerations, page 21

1. We note that the fifth paragraph on page 22 indicates that you intend to treat most types of CMBS, non-qualifying subordinated financing, and any debt or equity securities issued by companies primarily engaged in the business of purchasing mortgages or other interests in real estate and securities issued by pass-through entities of which substantially all of the assets consist of qualifying assets and/or real estate-related assets as Real Estate-Related Interests (emphasis added). Please add disclosure at the end of this paragraph clarifying that any such holding not treated as
       Real Estate-Related Interests would not be treated as Qualifying Interests (i.e., such holding would be among the 20% of assets comprised of non-qualifying and non-real estate-related assets), or otherwise advise.
 March 27, 2025
Page 2
2. Please explain supplementally the basis for treating securities issued by pass-through entities of which substantially all of the assets consist of real estate-related assets as
       Real Estate-Related Interests. Your response should cite any relevant Commission or
       Staff positions.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Peter McPhun at 202-551-3581 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Dorrie Yale at 202-551-8776 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:   Daniel B. Honeycutt, Esq.